

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

Via E-mail
Dr. Mark J. Pykett
President and Chief Executive Officer
Neoprobe Corporation
425 Metro Place North
Dublin, OH 43017

> **Re: Neoprobe Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 6, 2011**
> **File No. 001-35076**

Dear Dr. Pykett:

We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Risk Factors Relating to the Asset Sale, page 25

1. We have reviewed your response letter dated July 6, 2011. Without more detail, we cannot agree or disagree with your conclusion that you will not be required to register as an investment company pursuant to the Investment Company Act of 1940. Please confirm your understanding of the staff's position. Alternatively, please provide additional factual and legal analysis in support of your conclusion allowing adequate additional time for the staff to complete its review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via E-Mail):   Brett P. Thornton, Esq. – Porter, Wright, Morris & Arthur LLP